Stephen Harvey Vice-President and Chief Anti-Money Laundering Officer	25 King Street West Commerce Court North 8th floor Toronto, ON M5L 1A2 Tel: (416) 980-7261 Fax: (416) 980-7648 stephen.harvey@cibc.com

May 1, 2012

Ms. Cecilia D. Blye

Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Dear Ms. Blye:

On behalf of Canadian Imperial Bank of Commerce (“CIBC”), a foreign banking organization and financial holding company organized in Canada, I am writing to respond to your letter of April 5, 2012 addressed to Michael G. Capatides, Chief Administrative Officer and General Counsel of CIBC (your “Letter”) providing comments on CIBC’s Form 40-F for the fiscal year ended October 31, 2011.

We appreciate the effort that went into the Staff’s comments. This letter responds to the Staff’s comments which are reproduced below in italics. CIBC’s response follows the Staff’s comments. [We note that your Letter did not contain a comment numbered 1]

Staff’s Comments

2.	We note information from company press releases filed under cover of Form 6-K on May 26, 2011 and August 31, 2011, and information in response to comment 15 of the staff’s comment letter dated August 30, 2011, regarding certain financial exposures to Middle Eastern countries including Syria. Syria is identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, whether through affiliates, subsidiaries, or other direct or indirect arrangements. Your response should describe any services, products or transactions you have provided to or relating to Syria, and any agreements, commercial arrangements, or other contacts you have had with the government of Syria, or entities controlled by the government of Syria.

3.

Please discuss the materiality of any contacts with Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, in addition to the revenue figures in your disclosure, the approximate dollar amounts of any associated assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

4.	Please tell us whether your contacts with Iran and Cuba have changed significantly since your letter to us of November 8, 2010.

CIBC’s Response

I. General

CIBC complies with applicable U.S. and Canadian laws and regulations regarding the imposition of economic sanctions on particular countries and entities including the Foreign Extraterritorial Measures Act (Canada) (“FEMA”), the Canadian Anti-Boycott Policy and applicable parts of the regulations promulgated by the U.S. Office of Foreign Assets Control, the U.S. Bureau of Industry and Security and the Department of Foreign Affairs and International Trade—Canada.

CIBC provides services to nearly 11 million personal banking and business clients. CIBC has a robust program of compliance with applicable sanctions laws and regulations both in the United States and globally. In addition, CIBC maintains an anti-money laundering and terrorist financing compliance program. CIBC monitors patterns of activity in all client accounts and conducts investigations based on, among other things, alerts received from front-line staff and CIBC’s transactions monitoring system. CIBC’s investigative activities focus on instances of potential money laundering, potential terrorist financing and sanctions-related matters.

CIBC’s dealings with the government of Syria, or entities controlled by the government of Syria, and transactions involving Syria, are de minimis and are in no way material to CIBC’s business, either individually or in the aggregate. CIBC has no physical presence or employees located in Syria. CIBC does not have any branches or other offices, subsidiaries or affiliates located or organized in Syria, and CIBC does not currently have any plans to establish any such branches, offices, subsidiaries or affiliates. CIBC’s U.S. offices and affiliates do not participate in transactions involving Syrian entities or persons, nor do any CIBC employees who are U.S. citizens or residents participate in transactions in CIBC’s non-U.S. offices if the transactions involve Syrian entities or persons (with the limited exception of U.S. legal staff who advise only as to the applicability of U.S. sanction laws).

As mentioned in CIBC’s November 8, 2010 response letter (the “2010 Response Letter”) to the Securities and Exchange Commission (“SEC” or “Commission”), CIBC’s non-U.S. offices may engage from time to time in de minimis levels of general banking business with respect to transactions involving Iran and Cuba, and as discussed below, Syria. As discussed in more detail below, CIBC does not believe that its limited contacts with these countries constitute a material risk to its security holders.

II. Central Bank of Syria

In response to economic sanctions imposed by both the Canadian and U.S. governments, certain correspondent bank accounts maintained by CIBC have been blocked, and the balances reported to the appropriate Canadian and U.S. authorities in accordance with applicable law.

The accounts will remain blocked until release of the proceeds is authorized.

III. Other Banking Activity

Non-U.S. offices of CIBC may from time to time originate wire transfers on behalf of CIBC clients to beneficiaries in Syria. Such wire transfers are generally of a personal, as opposed to commercial nature, and are for amounts of Canadian $40,000 or less, as permitted by prevailing Canadian regulations. This activity is immaterial to CIBC.

In addition, to support global trade business, CIBC’s non-U.S. offices infrequently issue letters of credit (“LCs”) where the LC beneficiary is in Syria. This activity is also immaterial to CIBC. In fact, since 2008 CIBC’s non-U.S. offices have issued only 16 such LCs, 6 LCs in the year 2008/2009 for approximately CDN 2.3 million, 9 LCs in the year 2009/2010 for approximately CDN 954,000, and 1 LC in the year 2010/2011 for CDN 95,000. No LCs have been issued since November 2011.

IV. Contacts with Iran and Cuba

There has been no material change in CIBC’s contacts with Iran and Cuba since our letter of November 8, 2010.

V. Materiality

The numbers described above, when considered in light of the overall size of CIBC’s business (in fiscal year 2011, CIBC had total revenue of approximately CDN $12.3 billion and total assets of approximately CDN $353.7 billion), demonstrate that, from a quantitative standpoint, CIBC’s dealings with Syria, Iran and Cuba are not material. In addition, from a qualitative perspective, CIBC does not believe that its contacts with Syria, Iran and Cuba should raise any concerns to investors in that, as discussed above, CIBC maintains compliance programs to ensure that any such contacts are in full compliance with all applicable laws.

CIBC believes that its investors would generally expect CIBC, as a non-U.S. global financial institution, to do business globally (including small, incidental amounts of business that may involve countries against whom sanctions are maintained by the U.S.). CIBC further believes that its investors expect it to comply not only with applicable sanctions laws such as the regulations of OFAC and the BIS to the extent applicable but also Canadian law including FEMA, which governs the application of certain U.S. sanctions laws in Canada.

Although the Commission has noted some negative sentiment on behalf of certain state and municipal governments, universities and investors with respect to companies doing business in Iran, Cuba and Syria, CIBC believes that its investors do not find CIBC’s dealings with Iran, Cuba and Syria to be of concern for the reasons discussed above.

In connection with these responses, CIBC acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in this filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CIBC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (416) 980-7261.

Very truly yours,

/s/ Stephen Harvey

cc: Michael A. Capatides

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